Mail Stop 4561
	 								September 15, 2005

VIA U.S. MAIL

Mr. Gary E. Ban
Chief Executive Officer
Summus, Inc.
434 Fayetteville Street, Suite 600
Raleigh, NC 27601

      Re:	Summus, Inc.
      	Form 10-K for the year ended December 31, 2004
      	Filed March 31, 2005
      File No. 0-29625

Dear Mr. Ban:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Management`s Discussion and Analysis, page 14
1. In future filings, please include a tabular disclosure of contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.


Note 2. Summary of Significant Accounting Policies, page F-15

Wireless Applications and Contracts, page F-15
2. Please tell us how you evaluated the criteria in EITF 99-19 to determine that revenues from your wireless applications and contracts should be recorded on a gross basis (please note that a thorough analysis should address each of the indicators within 99-19).

Note 10. Common Stock and Warrants, page F-25
3. Please tell us how you accounted for the re-pricing of previously issued warrants during 2003. In your response, cite the specific accounting literature that you relied on.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


Mr. Gary E. Ban
Summus, Inc.
September 15, 2005
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